Exhibit 2.1

SUPPLEMENTAL LETTER AGREEMENT

dated as of

September 29, 2005

SumTotal Systems, Inc.

1808 N. Shoreline Blvd.

Mountain View CA 94043

Pathlore Software Corporation

7965 North High Street, Suite 300

Columbus, Ohio 43235

Re:	Expense Cap

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Agreement and Plan of Merger, dated September 19, 2005, by and among SumTotal Systems, Inc. (“SumTotal”), Pathlore Software Corporation (“Pathlore”), Galaxy Acquisition Corporation, James Collis, as Stockholder Representative solely as to Sections 1.7(e) and 7.3(h), and U.S. Bank National Association, as Escrow Agent solely as to Section 7.3, (the “Merger Agreement”). Capitalized terms not otherwise defined in this Supplemental Letter Agreement (this “Letter Agreement”) have the meanings ascribed to them in the Merger Agreement.

Pursuant to Section 8.3 of the Merger Agreement, SumTotal agreed to pay at Closing up to an aggregate of $700,000 in reasonable and documented Third Party Expenses incurred by Pathlore in connection with the Mergers and listed on the Statement of Expenses in the event the First Merger is consummated. Notwithstanding such provision of the Merger Agreement, this letter will confirm our agreement that, in the event the First Merger is consummated, SumTotal will pay at Closing up to an aggregate of $850,000 in reasonable and documented Third Party Expenses incurred by Pathlore in connection with the Mergers and listed on the Statement of Expenses; provided, however, that to the extent the aggregate Third Party Expenses listed on the Statement of Expenses exceed the $850,000, the Merger Cash Amount shall be reduced dollar-for-dollar. Moreover, any Third Party Expenses incurred by Pathlore in connection with the Mergers in excess of $850,000 that are not reflected on the Statement of Expenses will be subject to the indemnification procedures set forth in Section 7.2 of the Merger Agreement.

This Letter Agreement (i) may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument, (ii) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles, and (iii) may be amended only by a writing signed by all of the undersigned. If any term, provision, covenant or restriction of this Letter Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect. Except as set forth in this Letter Agreement, the Merger Agreement shall continue in full force and effect in accordance with its terms.

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If you agree with the terms and conditions set forth above, please sign this letter below.

SUMTOTAL SYSTEMS, INC.		GALAXY ACQUISITION CORP.

By:	/s/ Erika Rottenberg	By:	/s/ Erika Rottenberg
	Erika Rottenberg, Senior Vice President, General Counsel and Secretary		Erika Rottenberg, Secretary

PATHLORE SOFTWARE CORPORATION

By:	/s/ Stephen Thomas

Name: Stephen Thomas

Title: CEO & President

[Signature Page to Supplemental Letter Agreement]